UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(e) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009; or

☐	Transition Report Pursuant to 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission file number:

THE TD WHOLESALE BANKING USA 401(K) PLAN

(Full title of the plan)

THE TORONTO-DOMINION BANK

(Name of issuer of the securities held pursuant to the plan)

P.O. BOX 1

TORONTO-DOMINION CENTRE

KING STREET WEST AND BAY STREET

TORONTO, ONTARIO M5K1A2

CANADA

(Address of principal executive offices)

The TD Wholesale Banking USA 401(k) Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm

The Toronto-Dominion Bank Financial Group

U.S. Retirement Committee

The Toronto-Dominion Bank

We have audited the accompanying statements of net assets available for benefits of The TD Wholesale Banking USA 401(k) Plan (the “Plan”) (formerly known as The Toronto-Dominion Bank, U.S. A. Division 401(k) Employee Retirement Savings Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
New York, New York
June 24, 2010

The TD Wholesale Banking USA 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
Assets
Investments, at fair value	$90,411,632	$66,699,713
Participant loans receivable	927,207	1,003,318
Contributions receivable	2,037,016	769,260
Total assets	93,375,855	68,472,291

Liability
Refund to company	18,155	—

Net assets available for benefits, reflecting investments at fair value	93,357,700	68,472,291

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(334,661)	96,114
Net assets available for benefits	$93,023,039	$68,568,405

See accompanying notes.

The TD Wholesale Banking USA 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009 and 2008

	2009	2008
Additions
Additions to net assets attributed to:
Net realized and unrealized appreciation/(depreciation) in fair value of investments	$19,241,399	$(34,934,776)
Interest and dividends	1,801,025	2,986,405
	21,042,424	(31,948,371)

Contributions:
Employee	4,472,622	4,022,360
Employee rollovers	1,094,589	120,686
Employer	4,007,556	1,893,698
	9,574,767	6,036,744

Total additions	30,617,191	(25,911,627)

Deductions
Deductions from net assets attributed to:
Benefits paid to participants	6,142,987	5,286,054
Refund to company	18,155	—
Expenses	1,415	5,963
Total deductions	6,162,557	5,292,017

Net increase/(decrease) during the year	24,454,634	(31,203,644)

Net assets available for benefits:
Beginning of year	68,568,405	99,772,049

End of year	$93,023,039	$68,568,405

See accompanying notes.

The TD Wholesale Banking USA 401(k) Plan

Notes to Financial Statements

December 31, 2009

1. Description of the Plan

The following description of The TD Wholesale Banking USA 401(k) Plan (the “Plan”) (formerly known as The Toronto-Dominion Bank, U.S.A. Division 401(k) Employee Retirement Savings Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Terms used in this description have the same meaning as in the Plan.

(a)          General

The Plan is a defined contribution plan covering all employees of TD Securities (USA) LLC and other affiliates that adopt the Plan (the “Firm”) who become eligible on the later of (i) the first day of the month following attainment of age 21 or (ii) the first day of active employment. In accordance wih the Plan document dated January 1, 2009, effective January 1, 2010, employees become eligible on the first day of the month following completion of one month of employment. An employee becomes eligible for Matching Employer Contributions and Core Contributions, as defined in the Plan document, on the first day of the month in which he completes one Year of Service (or for an employee who was hired prior to January 1, 2009, the first day of the month after he/she completes 90 days of employment). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

A Participant must complete at least 1,000 Hours of Service during the year and must be employed by the Firm or one of its affiliates on the last day of the year to receive that year’s Core Contribution.

Enrollment in the Plan is automatic on the later of (i) the first day of the month following attainment of age 21 or (ii) the first day of active employment. In accordance wih the Plan document dated January 1, 2009, effective January 1, 2010, enrollment is automatic on the first day of the month following completion of one month of employment. The automatic rate of Compensation Reduction Contribution, as defined in the Plan document, is 4% and increases automatically by 1% each January 1 (but not in excess of 8%). Participants may change their Contribution Reduction Contribution, or opt out of the Plan at any time.

The TD Wholesale Banking USA 401(k) Plan

Notes to Financial Statements

1. Description of the Plan (continued)

(b)          Plan Administration

The Plan is administered by the Toronto-Dominion Bank. The Toronto-Dominion Bank Financial Group U.S. Retirement Committee (the “Committee” or the “Plan Administrator”) is the named fiduciary of the Plan. The Committee has assigned all the operating and record keeping responsibilities of the Plan to T. Rowe Price, which also serves as Trustee of the Plan.

(c)          Contributions

Each year, Participants may contribute up to 50% of their eligible Compensation, as defined in the Plan document. Participant contributions are limited to $16,500 and $15,500 for Plan Years 2009 and 2008, respectively. Participants who are age 50 or older can make additional contributions called “Catch-up Contributions.” The Firm provides for Matching Employer Contributions and Core Contributions as described above. Both the Matching Employer Contributions and Core Contributions are subject to certain Internal Revenue Code dollar limitations.

The Matching Employer Contribution is equal to one hundred percent (100%) of the Participant’s Compensation Reduction Contributions up to three percent (3%) of the Participant’s eligible Compensation plus fifty percent (50%) of the Participant’s Compensation Reduction Contributions on the next three percent (3%) of the Participant’s eligible Compensation so that the maximum Matching Employer Contribution is four and one-half percent (4.5%) of the Participant’s eligible Compensation.

The Core Contribution is determined based on the sum of a Participant’s age and service (both calculated in whole years on the first day of each year) in accordance with the following schedule:

Years of Age + Years of Service	Core Contribution (percentage of Eligible Cash Compensation)*
Less than 35	2%
35 – 44	2.5%
45 – 54	3%
55 – 64	4%
65 – 59	5%
70 or more	6%

*Certain minimum contributions may apply

The TD Wholesale Banking USA 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

(d)          Participant Accounts

Each Participant’s account is credited and charged with the Participant’s contributions, benefit payments and allocations of (i) the Firm’s contributions (ii) Plan earnings and losses, and (iii) expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Firm contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their contributions, Matching Employer Contributions, and earnings thereon.

Each Participant whose employment is terminated prior to his Normal Retirement Date, as defined by the Plan, and for any reason other than death or becoming disabled, shall have a nonforfeitable interest in the value of his Core Contributions and earnings thereon in accordance with the following schedule:

Years of Services (as defined by the Plan)	Vested Percentage

Less than 3 years	0%
3 or more years	100%

Notwithstanding the foregoing, the applicable vesting rules of the Prior Plan shall apply to Participants in such plan.

The TD Wholesale Banking USA 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

(e)          Participant Loans

Participants may borrow from their fund accounts, excluding Core Contribution and prior plan Profit Sharing Contribution accounts. The minimum amount that a Participant may borrow is $1,000 and the maximum is equal to the lesser of $50,000 or 50% of the account balance. Loans must be paid over a period of up to 5 years (up to 15 years for the purchase of a principal residence). The loans are secured by the balance in the Participant’s account and bear interest at a fixed rate established by the Plan Administrator commensurate with the interest rate set by commercial financial institutions for consumer loans secured by a passbook or other savings as collateral. Principal and interest is paid through payroll deductions.

(f)            Payment of Benefits

A Participant may elect, at any time, to withdraw all or a portion of his Rollover Contributions, including earnings on those contributions. After attaining age 59½, a Participant may withdraw all or part of his Compensation Reduction Contributions plus earnings on those contributions. After attaining age 65, a Participant may withdraw all or part of any contributions to his accounts plus earnings on those contributions. In the event of an IRS qualifying hardship, a Participant may withdraw his Compensation Reduction Contributions, Matching Employer Contributions allocated before 2009, Rollover Contributions and certain earnings on those contributions.

If the Participant’s employment with the Company terminates, at any point prior to death, the Participant may elect to receive a distribution of his account balance in a single lump sum amount. However, distributions must comply with the minimum required distribution and Plan rules. In the event the Participant’s account does not exceed $1,000, a lump sum payment will be made immediately. Upon death, the balance in the Participant’s account is paid to the designated beneficiary as provided by the Plan.

(g)         Participant Investment Options

Each participant has the option of allocating employee and employer contributions into various investment options offered by the Plan.  Investment options include mutual funds, a common collective trust fund (the T. Rowe Price Stable Value Common Trust Fund, the T. Rowe Price Equity Index Trust) and the common stock of The Toronto-Dominion Bank.

The TD Wholesale Banking USA 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

(h)         Forfeitures

Amounts in which the Participant does not have a vested interest shall be forfeited by the Participant after five consecutive one year breaks in service, as defined by the Plan document. At December 31, 2009 and 2008, approximately $60,000 and $58,000 respectively, of forfeitures from terminated employees were maintained in a separate account and are available to offset future contributions. For the years ended December 31, 2009 and 2008 employer contributions were reduced by approximately $0 and $58,000, respectively, from forfeited accounts.

(i)            Voting Rights

Each participant is entitled to exercise voting rights attributable to The Toronto-Dominion Bank shares allocated to his or her account and is notified by the transfer agent prior to the time that such rights are to be exercised.  The Trustee is permitted to vote in the best interest of plan participants’ shares for which instructions have not been given by a participant.

2. Summary of Significant Accounting Policies

(a)          Basis of Presentation

The accompanying financial statements were prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”) and are presented on the accrual basis of accounting. Certain 2008 amounts have been reclassified to conform to the 2009 financial statement presentation.

(b)          Management Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

The TD Wholesale Banking USA 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

(c)   Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The common stock of the Toronto-Dominion Bank is valued at the quoted market price on the last business day of the Plan year. Mutual funds and common trust funds are valued at the net asset or unit value of shares/units held by the Plan at year end. Fully benefit-responsive investment contracts are adjusted to contract value for financial statement purposes. Participant loans are valued at their outstanding balances, which approximates fair value. Purchases and sales of securities are recorded on a trade date basis. Interest is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

The T. Rowe Price Stable Value Fund invests in a variety of investment contracts such as traditional guaranteed investment contracts issued by insurance companies and other financial institutions and other investment products with similar characteristics. As required by US GAAP, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by US GAAP, the statement of net assets available for benefits presents the fair value of the investment contracts with an adjustment from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

The TD Wholesale Banking USA 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

(d)   New Accounting Pronouncements

The Hierarchy of U.S. Generally Accepted Accounting Principles

The Financial Accounting Standards Board (“FASB”) has issued “The Hierarchy of Generally Accepted Accounting Principles” which identifies the sources of accounting principles and provides a GAAP hierarchy for selecting the principles to be used in preparation of financial statements that are present in conformity with US GAAP. The standard is effective for financial statements issued for interim and annual periods ending after September 15, 2009.  As the standard is not intended to change or alter existing GAAP, it did not impact the Plan’s financial statements.

Subsequent Events

In May 2009, the FASB issued FASB Statement Number 165, Subsequent Events, which was codified into Accounting Standards Codification (“ASC”) 855, Subsequent Events, to provide general standards for accounting for and disclosure of events that occur after the balance sheet date, but before the financial statements are issued or available to be issued. ASC 855 was amended in February 2010. The Plan has adopted ASC 855, as amended.

Fair Value of Investments

In September 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2009-12 amended ASC 820 to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009 and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment’s NAV. Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

The TD Wholesale Banking USA 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

(e)   Payments of Benefits

Benefit payments to participants are recorded when paid.

(f)    Administrative Expense

In accordance with the Plan’s provisions, all eligible administrative expenses may be paid by the Plan unless paid by the Company. For the years ended December 31, 2009 and 2008, administrative expenses that were paid directly by the Plan totaled $1,415 and $5,963, respectively. Fees relating to recordkeeping services and investment management services were paid by the Plan participants indirectly through the Plan’s investment return.

3. Federal Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 29, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

4. Administration of Plan Assets

The Plan’s assets, which include The Toronto-Dominion Bank common shares, are held by the Trustee of the Plan. T. Rowe Price serves as the service provider and trustee for the Plan.  T. Rowe Price serves as a directed trustee who will act based on direction of the Plan Administrator or participants, as appropriate.

Firm contributions are held by the Trustee, who invests contributions received, reinvests interest and dividend income, and processes distributions to participants. Certain administrative functions are performed by officers or employees of the company or its subsidiaries. No such officer or employee receives compensation from the Plan. Administrative expenses for the Trustee’s fees are paid directly by the Firm. Other Plan expenses such as loan recordkeeping fees and investment fees are paid by the Plan via reductions of participant account balances.

The TD Wholesale Banking USA 401(k) Plan

Notes to Financial Statements (continued)

5. Investments

The following table presents the fair value of investments held by the Plan at December 31, 2009 and 2008, respectively:

	December 31,
	2009	2008
Investments, at fair value:
Mutual Funds	$66,252,256	$46,780,595
Common Trust Funds	18,402,421	16,542,667
Employer Stock Fund	5,756,955	3,376,451
	$90,411,632	$66,699,713

During 2009 and 2008, the Plan’s investments (including gains and losses on the investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

	2009	2008
Net appreciation/(depreciation) in fair value of investments:
Mutual Funds	$15,014,446	$(28,654,180)
Common Trust Funds	1,680,192	(2,682,263)
Employer Stock Fund	2,546,761	(2,598,333)
	$19,241,399	$(34,934,776)

The following is a summary of investments held in excess of 5% of the net assets available for benefits at December 31, 2009 and 2008, respectively:

	December 31,
	2009	2008

T. Rowe Price Stable Value Common Trust Fund	$10,809,666	$10,253,070
T. Rowe Price Equity Index Trust	7,592,755	6,289,597
T. Rowe Price Capital Appreciation Fund	7,003,665	5,767,574
T. Rowe Price Equity Income Fund	5,908,975	5,073,173
T. Rowe Price Mid Cap Growth Fund	6,148,385	4,107,762
Employer Stock Fund	5,756,955	*
T. Rowe Price Blue Chip Growth Fund	5,059,027	*
T. Rowe Price Small Cap Value Fund	5,049,685	3,868,370
T. Rowe Price New Income Fund	*	3,815,123
T. Rowe Price Retirement 2025 Fund	*	3,446,941

* The investment was less than 5% of the Plan’s net assets available for benefits in this year

The TD Wholesale Banking USA 401(k) Plan

Notes to Financial Statements (continued)

6. Fair Value Measurements

Under US GAAP, fair value is defined as the price that the Plan would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan categorizes its fair value measurements according to a three-level hierarchy based upon the transparency of the inputs to the valuation of an asset or a liability as of the measurement date. The three levels are defined as follows:

Level 1           Observable inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2           Inputs other than quoted prices in active markets for identical assets or liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•      Quoted prices for similar assets or liabilities in active markets;

•      Quoted prices for identical or similar assets or liabilities in inactive markets;

•      Inputs other than quoted prices that are observable for the asset or liability;

•      Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3           Unobservable inputs that reflect an entity’s own assumption about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The TD Wholesale Banking USA 401(k) Plan

Notes to Financial Statements (continued)

6. Fair Value Measurements (continued)

The following is a description of the valuation methodologies used for assets measured at fair value as of December 31, 2009 and 2008:

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds and common trust funds: Valued at the net asset value (“NAV”) of shares held by the Plan at year end as reported in the active market.

Participant loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value, or amounts that approximate fair value, as of December 31, 2009 and 2008:

Assets at Fair Value as of December 31, 2009

	Level 1	Level 2	Level 3	Total

Common stocks	$5,756,955	$—	$—	$5,756,955
Mutual funds	66,252,256	—	—	66,252,256
Common trust funds	—	18,420,421	—	18,420,421
Participant loans	—	—	927,207	927,207
	$72,009,211	$18,420,421	$927,207	$91,356,839

The TD Wholesale Banking USA 401(k) Plan

Notes to Financial Statements (continued)

6. Fair Value Measurements (continued)

Assets at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total

Common stocks	$3,376,451	$—	$—	$3,376,451
Mutual funds	46,780,595	—	—	46,780,595
Common trust funds	—	16,542,667	—	16,542,667
Participant loans	—	—	1,003,318	1,003,318
	$50,157,046	$16,542,667	$1,003,318	$67,703,031

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009.

Participant Loans

Balance as of December 31, 2008	$1,003,318
Principal repayments	(572,332)
Loan withdrawals	476,884
Transfers of loans from affiliated fund	19,337
Balance as of December 31, 2009	$927,207

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Participant Loans

Balance as of December 31, 2007	$1,059,592
Principal repayments	(467,262)
Loan withdrawals	421,688
Deemed distributions	(10,700)
Balance as of December 31, 2008	$1,003,318

The TD Wholesale Banking USA 401(k) Plan

Notes to Financial Statements (continued)

7. Related-Party Transactions

The Plan owns 91,788 shares of the Employer Stock Fund valued at $5,756,955 at December 31, 2009 and 94,130 shares of the Employer Stock Fund valued at $3,376,451 at December 31, 2008.

Certain Plan investments are managed and held in trust by T. Rowe Price during 2009 and 2008. This qualifies T. Rowe Price as a party in interest.

8. Risks and Uncertainties

The Plan and its participants invest in various investment securities. The investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level or risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits.

9. Plan Termination

Although it has not expressed the intent to do so, the Firm has the right under the Plan, to discontinue its contribution at any time and terminate the Plan subject to ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

10. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2009	2008

Net assets available for benefits per the financial statements	$93,023,039	$68,568,405
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	334,661	(96,114)
Net assets available for benefits per the Form 5500	$93,357,700	$68,472,291

The TD Wholesale Banking USA 401(k) Plan

Notes to Financial Statements (continued)

10. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of the change in net assets available for benefits per the financial statements for the year ended December 31, 2009 and 2008, to the Form 5500:

	2009	2008

Net increase in net assets available for benefits per the financial statements	$24,454,634	$(31,203,644)
Net adjustment from fair value to contract value for fully benefit-responsive investment contracts	430,775	(151,293)
Net increase in net assets available for benefits per the Form 5500	$24,885,409	$(31,354,937)

The accompanying financial statements present fully benefit-responsive investment contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.

11. Subsequent Events

The Plan has evaluated the impact of events that have occurred subsequent to December 31, 2009 through June 24, 2010, the date the financial statements were available for issuance. Based on this evaluation, the Plan has determined no events were required to be recognized or disclosed in the financial statements.

Supplemental Schedule

The TD Wholesale Banking USA 401(k) Plan

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2009

Description of Investment	Shares or Units	Fair Value

Common Trusts Funds *:
T. Rowe Price Equity Index Trust	218,496	$7,592,755
T. Rowe Price Stable Value Common Trust Fund	10,809,666	10,809,666
Common Trusts Funds Total		18,402,421

Mutual Funds *:
T. Rowe Price Blue Chip Growth Fund	154,380	5,059,027
T. Rowe Price Capital Appreciation Fund	385,664	7,003,665
T. Rowe Price Emerging Markets Stock Fund	144,105	4,336,127
T. Rowe Price Equity Income Fund	281,514	5,908,975
T. Rowe Price International Bond Fund	249,334	2,460,931
T. Rowe Price International Equity Index Fund	55,160	613,381
T. Rowe Price Mid-Cap Growth Fund	129,467	6,148,385
T. Rowe Price New Income Fund	451,714	4,187,392
T. Rowe Price Overseas Stock Fund	431,153	3,311,254
T. Rowe Price Retirement 2005 Fund	410	4,279
T. Rowe Price Retirement 2010 Fund	24,060	335,644
T. Rowe Price Retirement 2015 Fund	395,043	4,215,113
T. Rowe Price Retirement 2020 Fund	240,315	3,508,603
T. Rowe Price Retirement 2025 Fund	433,309	4,597,409
T. Rowe Price Retirement 2030 Fund	170,201	2,573,442
T. Rowe Price Retirement 2035 Fund	260,867	2,778,240
T. Rowe Price Retirement 2040 Fund	95,035	1,439,779
T. Rowe Price Retirement 2045 Fund	136,035	1,373,952
T. Rowe Price Retirement 2050 Fund	15,130	128,306
T. Rowe Price Retirement 2055 Fund	90	755
T. Rowe Price Retirement Income Fund	2,976	36,340
T. Rowe Price Small Cap Value Fund	171,292	5,049,685
T. Rowe Price U.S. Bond Index Fund	108,700	1,181,572
Mutual Fund Total		66,252,256

Employer Stock Fund *	91,788	5,756,955

Participant Loans (maturing from 1 to 180 months; interest rates of 4.25% to 9.25%)		927,207

Total Investments Held at End of Year		$91,338,839

* Indicates party in interest to the Plan.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

THE TD WHOLESALE BANKING USA 401(K) PLAN

	By:	/s/ MARIANNE VITALE
Marianne Vitale
Vice President & Director Human Resources
TD Securities USA LLC

Date: June 24, 2010

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm